

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

David M. Wehner
Chief Financial Officer
Meta Platforms, Inc. (f/k/a Facebook, Inc.)
1601 Willow Road
Menlo Park, CA 94025

>   **Re: Meta Platforms, Inc. (f/k/a Facebook, Inc.)**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Response dated November 4, 2021**
>   **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your November 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Response dated November 4, 2021

Business, page 7

1.   Your response to prior comment 2 references developments in federal and state legislation and regulation and international accords regarding climate change. Please explain in greater detail which regulatory developments you considered and how you determined whether these developments are reasonably likely to have a material effect on you. Also, tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.

Risk Factors, page 12

2.   Your response to prior comment 3 references your analysis of climate-related transitional risks, but appears to be conclusory without providing adequate detail. Please describe the

relevant transition risks you analyzed and explain how you assessed the materiality of these risks.

3.   Your response to prior comment 4 states that you regularly monitor your legal exposures and that you have not identified any material litigation risks related to climate change. Please tell us about the litigation risks related to climate change that were included in your most recent assessment and explain how you evaluated the materiality of these risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.   Your response to prior comment 5 states that you have not experienced material indirect consequences of climate-related regulation or business trends. It appears that your response is conclusory in nature and does not adequately address the individual items in our prior comment. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.

5.   Your response to prior comment 6 states that you have not experienced material physical effects of climate change. Please tell us about the physical effects of climate change you have experienced, such as effect on the severity of weather, and how you assessed the materiality of such effects. As requested in our prior comment, quantify weather-related damages to your property or operations, discuss how weather-related impacts have affected or may affect your customers or suppliers and discuss any weather-related impacts on the cost or availability of insurance.

6.   Your response to prior comment 7 states that you have not experienced any material increased compliance costs related to climate change. Please tell us about the compliance costs you have incurred and explain how you analyzed the materiality of these costs.

   Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan